ROGER L. NICHOLSON Senior Vice President, Secretary and General Counsel (304) 760-2616 Direct (815) 642-4368 Fax RNicholson@intlcoal.com

March 24, 2010

VIA EDGAR

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: Mellissa Duru, Special Counsel

Re:	International Coal Group, Inc.
Schedule TO-I
Filed March 8, 2010
Amendment No. 1 to Schedule TO-I
Filed March 18, 2010
File No. 581154

Dear Ms. Duru:

We refer to the comment letter dated March 23, 2010 from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) concerning the issuer tender offer statement on Schedule TO and Amendment No. 1 to the Schedule TO filed by International Coal Group, Inc. (the “Company”). Concurrently with the filing of this letter, the Company is filing Amendment No. 2 to the Schedule TO to reflect the amendments to Exhibit (a)(1)(A) to the Schedule TO described herein.

The responses to the Staff’s comments in its March 23, 2010 letter are provided below in the order in which the comments were set out in such letter and are numbered correspondingly. The Staff’s comments, indicated by bold text, are followed by the responses of the Company.

Schedule TO-I

Schedule TO-I/A

Exhibit (a)(1)(A)-Offer to Purchase

Conditions to the Tender Offer, page 13

1.	A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification of whether or not the conditions have been satisfied. In the first bullet point under “General Conditions”, a listed condition is that there has not been any statute, rule, regulation, etc., deemed applicable to the Tender Offer that would or might lead to results specified in (i) through (iii) of that paragraph. This condition and the condition in the last bullet point in this section containing similar language appear

300 Corporate Centre Drive	Scott Depot, West Virginia	(304) 760-2400

Ms. Mellissa Duru

U.S. Securities and Exchange Commission

March 24, 2010

to be overly broad. Additionally, determination of whether the actions might result in the listed consequences appears to be left to the sole discretion of the filing person/bidder and without reference to the reasonableness of any assessment by the bidder. Please revise the cited conditions to include an objective standard, such as a standard of reasonableness, against which the filing person’s discretion may be judged.

Response:

In response to the Staff’s comment, the Company has amended the cited conditions to remove references to “might” and, for such conditions that are a matter of judgment or discretion, to add a standard of reasonableness.

2.	Please refer to the first paragraph on page 15 relating to your ability to waive conditions and failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company’s understanding in your response letter.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company acknowledges and understands that in the event an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the Company will promptly inform holders of Convertible Notes how it intends to proceed, rather than waiting until the end of the offer period.

3.	Please refer to the comment above. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the company’s understanding in your response letter.

Response:

In response to the Staff’s comment, the Company supplementally advises the Staff that the Company acknowledges and understands that it may be required to extend the offer and recirculate new disclosure to holders of Convertible Notes in the event a material condition is waived and a sufficient number of days does not remain in the offer period.

Ms. Mellissa Duru

U.S. Securities and Exchange Commission

March 24, 2010

Supplement Dated March 18, 2010

4.	We note the reference to incorporation by reference of future filings. Please revise this reference to clarify that Schedule TO does not permit the incorporation by reference of future filings that you may make before the expiration of the offer. Rather, you have an obligation to amend the Schedule TO and to consider your obligation to disseminate additional disclosure if the terms of the offer change. Therefore, if you intend to incorporate by reference future information, you must amend the Schedule TO to specifically identify those filings.

Response:

In response to the Staff’s comment, the Company has amended the offer to purchase to clarify that the Schedule TO does not incorporate by reference any of the Company’s future filings.

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As requested in your comment letter, we hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have additional questions or comments with respect to this matter, please contact Randi L. Strudler at Jones Day at (212) 326-3626.

Sincerely,

/s/ Roger L. Nicholson
Roger L. Nicholson
Senior Vice President, General Counsel and Secretary

cc: Randi L. Strudler, Esq., Jones Day